SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of May, 2003



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F               Form 40-F   X
              ----                       -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes           No  X
        ------         -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                              Page 1 of 19 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CP SHIPS LIMITED
                                          ----------------
                                          (Registrant)

Date:  15 May 2003
                                          By:   /s/ John K. Irving
                                              ---------------------------------
                                              Name:   John K. Irving
                                              Title:  Vice President, General
                                                      Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                 Page
----------------------                                                 ----

10.1  CP Ships Limited "Supplemental Information
      for First Quarter 2003"                                            4

                                                                 Exhibit 10.1


                SUPPLEMENTAL INFORMATION FOR FIRST QUARTER 2003

On 23rd April 2003, CP Ships Limited announced an unaudited first quarter 2003 operating loss of US $2 million before exceptional items, a $4 million improvement on the $6 million operating loss in first quarter 2002 and compared with $34 million operating income before exceptional items in fourth quarter 2002. Basic loss per share before exceptional items was $0.12 compared with last year's first quarter loss per share of $0.14 and fourth quarter 2002's earnings per share of $0.23 before exceptional items. After exceptional items, the net loss was $21 million representing a basic loss per share of $0.23 compared with $11 million net loss in the same quarter last year or loss per share of $0.14. Net income for fourth quarter 2002 was $23 million, a basic earnings per share of $0.26.

Volume at 514,000 teu was a record for the seasonally weak first quarter, up 18% from first quarter 2002, reflecting both strong growth and the inclusion of Italia Line. Average freight rates were up 1% on the same period last year but down 2% on fourth quarter 2002. EBITDA increased to $26 million in first quarter 2003 from $14 million in same quarter last year. Cash outflow from operations before exceptional payments was $19 million or $0.21 per share.

Despite robust volume and a strong recovery in operating result in March, overall performance for the quarter was weaker than expected due to three factors. Firstly, significantly higher fuel costs of about $9 million after fuel surcharge recovery compared with first quarter last year. Secondly, an adverse impact of the weaker US dollar of about $12 million. Finally, exceptionally severe weather in the TransAtlantic, record winter low water levels in the Saint Lawrence River restricting loading capacity, one-time operational expenses relating to ship replacement and ship network changes, and disruption of trade in Venezuela all adversely impacted the result, in total by about $7 million.

Withdrawal from the slot charter agreement in the Asia-Europe trade is now nearly complete. Despite further improvement in freight rates in the quarter, the service remained unprofitable.

The previously announced fixed day weekly service between North East Asia including China and Vancouver and recently Anchorage started in January, incurred start-up losses.

The two weekly fixed day round-the-world services linking Australia, New Zealand and the Pacific Islands with Europe and the US East Coast were successfully implemented in January and are expected to continue to drive improved operating results in the Australasian market during 2003.

In January, the Canex consortium moved its service from its previous marine terminal to CP Ships' Montreal Gateway Terminals which, together with the consortium's slot charter agreement with Canada Maritime, is expected to lead to overall improvements in trade lane operating efficiency.

During the quarter, CP Ships completed the process of adapting its cargo acceptance and documentation procedures to comply with US Customs 24-Hour Advance Notification Rule and met the compliance deadline of 2nd February. So far, there has generally been no significant delay to container shipments while incremental operating costs are expected to be mostly recovered from customers.

CP Ships took delivery during the first quarter of a further two new 3200 teu containerships and four 4100 teu long-term chartered ships under the company's $800 million ship replacement program. The remaining two new, one used and two long-term chartered ships are expected to be delivered on schedule by the end of the third quarter 2003.

The annualized 2003 cost reduction target of $80 million is lower than last year's achieved $125 million.

The ship fleet decreased from 89 on 31st December to 86 ships on 31st March mainly due to service restructuring and the completion of ship repositioning in progress at the beginning of the quarter.

Outlook

Despite a difficult start including higher than anticipated operating costs, we expect volume to remain firm with freight rate improvement in the TransAtlantic, continuing operating efficiencies in the Australasian market and reduced losses in Asia driving stronger operating results for the rest of the year.

However, increases in some operating costs including higher charter rates and the continuing negative impact of a weaker US dollar, are expected to partly offset the benefits of higher average freight rates, the cost saving initiatives started in 2002 and those targeted for 2003.

Overall, we expect operating income for the second quarter to be substantially higher than the first quarter and for the year overall before exceptional items to be greater than 2002's $83 million and closer to 2001's $139 million than we had previously expected.

TransAtlantic Market

First quarter operating income of $4 million was down by $4 million on the same period in 2002, and $17 million lower than fourth quarter. Higher operating costs offset stronger volume, up 21%, reflecting both Italia Line and underlying growth compared with the same period last year. Average freight rates were flat versus first quarter 2002 but slightly down from fourth quarter due to weaker Eastbound freight rates from North America.

Australasian Market

Though volume was down 4%, operating income of $6 million was $9 million higher than first quarter 2002 due to significantly lower operating costs from the start of the new round-the-world services and higher freight rates, up 6% from last year's first quarter and 3% from the fourth quarter.

Latin American Market

Operating income was nil, down from $6 million in first quarter 2002 and $2 million in the fourth quarter. Higher volume due to Italia Line as well as both import and export trade growth only partly offset higher operating costs and lower freight rates, down 16% from first quarter 2002 and 3% from fourth quarter.

Asian Market

First quarter operating loss of $13 million improved $6 million on the same period last year with 15% higher volume, reduced losses in Asia-Europe, and higher freight rates, up 7%. However, the operating loss was $8 million more than the $5 million loss in fourth quarter 2002 with average freight rates down 5%, start-up losses in the new Asia-Vancouver service and one-time ship positioning costs in the Asia-Mexico service. Excluding Asia-Europe, volume was up 28% but freight rates were 5% lower than first quarter 2002 and 8% down from fourth quarter 2002 due to seasonal factors and change in cargo mix.

Other Trades

First quarter operating income at $1 million was down from the same period last year's $2 million due to lower operating income in the North America-West and South Africa trade.

Other Income Statement Items

The exceptional item of $10 million in first quarter 2003 comprised anticipated costs for the planned closure of the Contship head office in Ipswich and consolidation of UK operations to the Gatwick area during summer 2003.

Net interest expense was up $5 million in the first quarter compared with the same period last year due to higher borrowing costs on increased debt mainly to finance investment in ships.

Income tax expense at $1 million was down from $2 million in the same period last year.

Liquidity and Capital Resources

Cash outflow from operations before restructuring payments for the first quarter was $19 million compared with nil in the same period 2002 due mainly to greater non-cash working capital needs.

Capital expenditure of $83 million in the quarter included $64 million of final payments on two ships and $5 million in further stage payments under shipbuilding contracts. At 31st March 2003, CP Ships had $103 million of capital commitments including $101 million for ships to be delivered by third quarter 2003.

Long-term debt was $657 million at 31st March 2003, up $60 million from 31st December 2002 reflecting drawings to finance capital expenditure. Net debt at 31st March 2003 was $594 million.

Quantitative and Qualitative Disclosure about Market Risk

CP Ships has global activities and its operations are exposed to the effect of changes in financial markets and economic conditions around the world. To minimize the impact of such changes on the profitability of the business and its overall financial performance, CP Ships seeks to identify, evaluate and, where appropriate, hedge financial and market risks. CP Ships does not use derivative financial instruments for speculative or trading purposes.

Foreign Currency Exchange Risk

CP Ships' revenue is denominated primarily in US dollars but it is exposed to a number of other currencies through local operating costs, the most significant of which are Euro, Canadian dollars and GB pound.

During the quarter, hedging contracts were put in place to manage the group's exposure to Canadian dollar and Euro. At 31st March 2003, CP Ships had hedged 95% of its forecast Canadian dollar exposure for the remainder of the year at an average rate of C$1.57 and over 70% of its forecast Euro exposure using a combination of fixed rate forward contracts and put and call options, such that the exposure is limited to a range between $1.10 and $1.03.

The estimated impact of a 1% weakening in the US dollar exchange rate against the Euro, Canadian dollar, and GB pound, taking into account hedging contracts in place, would have the combined effect of a $2 million decrease in annual operating income.

Exchange rate movements negatively impacted operating income by $12 million in the first quarter compared to the same period last year.

Interest Rate Risk

At 31st March 2003, $586 million of CP Ships' debt was at floating interest rates linked to LIBOR, including $390 million of bank debt and the $196 million of senior unsecured notes.

As at 23rd April 2003, CP Ships has swapped $90 million of its floating rate bank debt to a fixed rate of 1.45% until 30th June 2004. Following this transaction, the estimated annual impact of each increase of 1% in interest rates will be to decrease net income by $5 million.

Fuel price risk

During the first quarter, 0.4 million tonnes of fuel were consumed at an average price of $170 per tonne compared with 0.3 million tonnes at $108 per tonne in the same period last year. About 50% of anticipated fuel purchases for the second quarter have been hedged so that price exposure is limited to the range $125 to $135 per tonne reference Rotterdam.

The estimated impact of a 1% movement in bunker prices, taking into account hedging contracts in place, would be to change annual operating income by $2 million, excluding any recoveries from fuel surcharges.

Recent US Accounting Pronouncements

For a description of the new US accounting standards that affect CP Ships see
Note 5(e) to the unaudited Consolidated Financial Statements.

Controls and procedures

Based on its evaluation, which was within the last 90 days, management has concluded that the company's disclosure controls and procedures are effective. There have been no significant changes in internal controls or other factors that could significantly affect these controls since the evaluation.

Dividend

CP Ships' Board of Directors has declared a dividend for first quarter 2003 of $0.04 per common share, payable on 20th May 2003 to shareholders of record on 2nd May 2003.

QUARTERLY RESULTS 2003, 2002 and 2001
Unaudited

US$ millions except volume           Q1         Q4         Q3        Q2        Q1        Q4        Q3        Q2       Q1
                                    2003       2002       2002      2002      2002      2001      2001      2001     2001
--------------------------------- ---------- ---------- --------- --------- --------- --------- --------- --------- -------

Volume (teu 000s)
  TransAtlantic                      270        284        277       256       222       233       227       245      237
  Australasia                         74         87         84        86        77        90        89        89       80
  Latin America                       53         55         48        38        33        39        41        41       41
  Asia                               109        113        106       110        95        94        96        79       62
  Other                                8         11          9         8         9        12        16        14       17
--------------------------------- ---------- ---------- --------- --------- --------- --------- --------- --------- -------
                                     514        550        524       498       436       468       469       468      437
================================= ========== ========== ========= ========= ========= ========= ========= ========= =======
Revenue
  TransAtlantic                      345        371        349       320       288       334       315       339      335
  Australasia                        117        143        132       136       120       140       136       142      131
  Latin America                       64         71         63        54        50        59        62        63       60
  Asia                               138        145        137       123       103       115       124       108       88
  Other                               22         24         23        18        17        21        26        23       25
--------------------------------- ---------- ---------- --------- --------- --------- --------- --------- --------- -------
                                     686        754        704       651       578       669       663       675      639
================================= ========== ========== ========= ========= ========= ========= ========= ========= =======
Expenses
  TransAtlantic                      341        350        332       306       280       305       301       321      317
  Australasia                        111        130        121       130       123       133       127       132      128
  Latin America                       64         69         58        46        44        52        52        56       56
  Asia                               151        150        141       133       122       128       126       107       87
  Other                               21         21         18        15        15        16        23        20       20
--------------------------------- ---------- ---------- --------- --------- --------- --------- --------- --------- -------
                                     688        720        670       630       584       634       629       636      608
================================= ========== ========== ========= ========= ========= ========= ========= ========= =======
Operating (loss)/income (1)
  TransAtlantic                        4         21         17        14         8        29        14        18       18
  Australasia                          6         13         11         6        (3)        7         9        10        3
  Latin America                        -          2          5         8         6         7        10         7        4
  Asia                               (13)        (5)        (4)      (10)      (19)      (13)       (2)        1        1
  Other                                1          3          5         3         2         5         3         3        5
--------------------------------- ---------- ---------- --------- --------- --------- --------- --------- --------- -------
                                      (2)        34         34        21        (6)       35        34        39       31
================================= ========== ========== ========= ========= ========= ========= ========= ========= =======
Analysis of expenses
Container shipping operations        565        596        558       520       474       524       519       524      501
General and administrative            96        101         89        88        89        87        91        92       93
Depreciation and amortization         28         30         23        20        20        23        19        16       16
Other                                 (1)        (7)         -         2         1         -         -         4       (2)
--------------------------------- ---------- ---------- --------- --------- --------- --------- --------- --------- -------
                                     688        720        670       630       584       634       629       636      608
================================= ========== ========== ========= ========= ========= ========= ========= ========= =======

1 Before an exceptional charge in Q3 2001 of $44 million, a credit in Q4 2001 of $1 million, a credit in Q4 2002 of $2 million and a charge in Q1 2003 of $10 million.

OPERATING DATA
Unaudited


EBITDA(1)                                        Q1      Q4       Q3     Q2      Q1        Q4       Q3       Q2        Q1
US$ millions                                    2003    2002     2002   2002    2002      2001     2001     2001      2001
---------------------------------------------- ------ -------- ------- ------ -------- --------- -------- -------- ----------

                                                 26      64       57     41      14        58       53       55        47



QUARTERLY Freight rate CHANGES
Percentage change(2)                             Q1      Q4       Q3     Q2      Q1        Q4       Q3       Q2        Q1
                                                2003    2002     2002   2002    2002      2001     2001     2001      2001
---------------------------------------------- ------ -------- ------- ------ -------- --------- -------- -------- ----------

TransAtlantic                                    (1)      6       (1)    (6)     (6)       (3)      (2)      (3)        4
Australasia                                       3       2        2      -      (3)       (4)      (2)      (2)        6
Latin America                                    (3)     (4)      (1)    (4)     (4)       (5)      (1)      (2)        2
Asia                                             (5)      -       10      2     (10)       (5)      (8)

---------------------------------------------- ------ -------- ------- ------ -------- --------- -------- -------- ----------
                                                 (2)      1        3     (2)     (7)       (4)      (1)      (1)        1
---------------------------------------------- ------ -------- ------- ------ -------- --------- -------- -------- ----------



OPERATING LEASE RENTALS
US$ millions                                    Q1      Q4       Q3     Q2      Q1        Q4       Q3       Q2        Q1
                                               2003    2002     2002   2002    2002      2001     2001     2001      2001
---------------------------------------------- ------ -------- ------- ------ -------- --------- -------- -------- ----------

Ships                                            40      57       52     49      52        62       77       83        86
Containers                                       38      36       34     31      30        32       33       33        34
Other                                             7       9        6      6       6         4        4        5         5

---------------------------------------------- ------ -------- ------- ------ -------- --------- -------- -------- ----------
                                                 85     102       92     86      88        98      114      121       125
---------------------------------------------- ------ -------- ------- ------ -------- --------- -------- -------- ----------




SHIPS
----------------------------------------------------------------------------- -----------------------------------------------
Number of ships employed at 31st March 2003                                      86


CONTAINERS
----------------------------------------------------------------------------- -----------------------------------------------
fleet in teu at 31st March 2003                                             438,000

(1) Earnings before interest, tax, depreciation, amortization, exceptional items and minority interests. This term does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
(2) Percentage increase/(decrease) compared with previous quarter in average freight rates which exclude inland revenue and slot charter revenue. Asia is excluded prior to Q3 2001 due to substantial change in mix of trade lanes during the period. Total is all trade lanes.

CONSOLIDATED STATEMENTS OF INCOME

Unaudited                                                                                       Three months
US$ millions except per share amounts                                                           to 31st March
                                                                                             2003          2002
---------------------------------------------------------------------------------------- ------------ -------------

Revenue
   Container shipping operations                                                              686           578

Expenses
   Container shipping operations                                                              565           474
   General and administrative                                                                  96            89
   Depreciation and amortization of intangible assets                                          28            20
   Currency exchange (gain)/loss                                                               (1)           1
                                                                                         ------------ -------------
                                                                                              688           584

Operating loss before exceptional items                                                        (2)           (6)
   Exceptional items (note 2)                                                                 (10)            -
                                                                                         ------------ -------------

Operating loss                                                                                (12)           (6)
   Interest expense, net                                                                       (8)           (3)
   Income tax expense                                                                          (1)           (2)
                                                                                         ------------ -------------
Net loss applicable to common shareholders                                                   $(21)         $(11)
                                                                                         ============ =============

Average number of common shares outstanding (millions) (note 3)                              89.8          80.0

Loss per common share - basic and diluted (note 3)                                         $(0.23)       $(0.14)



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited                                                                                      Three months
US$ millions                                                                                   to 31st March
                                                                                            2003          2002
---------------------------------------------------------------------------------------- ------------ -------------

Balance, beginning of period                                                                  547           509
Net loss applicable to common shareholders                                                    (21)          (11)
                                                                                         ------------ -------------
                                                                                              526           498

Dividends on common shares                                                                     (4)           (3)

                                                                                         ------------ -------------
Balance, 31st March                                                                          $522          $495
                                                                                         ============ =============

CONSOLIDATED BALANCE SHEETS

Unaudited                                                                    31st March           31st December
US$ millions                                                                    2003                   2002
---------------------------------------------------------------------- ---------------------- ---------------------

ASSETS

Current assets
   Cash and cash equivalents                                                     63                    110
   Accounts receivable                                                          504                    526
   Prepaid expenses                                                              47                     46
   Inventory                                                                     23                     21
                                                                       ---------------------- ---------------------
                                                                                637                    703

Property, plant and equipment at cost                                         1,567                  1,485
Accumulated depreciation                                                       (355)                  (329)
                                                                       ---------------------- ---------------------
                                                                              1,212                  1,156
                                                                       ---------------------- ---------------------

Deferred charges                                                                 16                     16
Goodwill                                                                        598                    598
Other intangible assets                                                          10                     10
Other assets                                                                      4                      4
                                                                       ---------------------- ---------------------
                                                                             $2,477                 $2,487
                                                                       ====================== =====================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Accounts payable and accrued liabilities                                     609                    658
   Long-term debt due within one year                                            15                     15
                                                                       ---------------------- ---------------------
                                                                                624                    673
Long-term liabilities
   Long-term debt due after one year                                            642                    582
   Future income taxes                                                            7                      7
                                                                       ---------------------- ---------------------
                                                                                649                    589
Shareholders' equity
   Common share capital                                                         685                    685
   Contributed surplus                                                            2                      1
   Retained earnings                                                            522                    547
   Cumulative foreign currency translation adjustments                           (5)                    (8)
                                                                       ---------------------- ---------------------
                                                                              1,204                  1,225

                                                                       ---------------------- ---------------------
                                                                             $2,477                 $2,487
                                                                       ====================== =====================

CONSOLIDATED STATEMENTS OF CASH FLOW

Unaudited                                                                                      Three months
US$ millions                                                                                   to 31st March
                                                                                             2003         2002
---------------------------------------------------------------------------------------- ------------ -------------

Operating Activities
   Net loss for period                                                                       (21)         (11)
   Depreciation and amortization of intangible assets                                         28           20
   Exceptional items                                                                          10            -
   Amortization of deferred charges                                                            1            1
   Contributed surplus                                                                         1            -
   Other                                                                                       1            2
                                                                                         ------------ -------------
                                                                                              20           12

   Increase in non-cash working capital                                                      (39)         (12)

                                                                                         ------------ -------------
   Cash absorbed by operations before exceptional item related payments                      (19)           -

   Exceptional item related payments                                                          (1)          (4)

                                                                                         ------------ -------------
Cash flow from operations                                                                    (20)          (4)

Financing Activities
   Increase in long-term debt                                                                 64            -
   Repayment of long-term debt                                                                (4)          (4)
   Deferred charges                                                                           (1)          (1)
   Common share dividends paid                                                                (4)          (3)
                                                                                         ------------ -------------
   Cash inflow/(outflow) from financing activities                                            55           (8)

Investing Activities
   Additions to capital assets                                                               (83)         (16)
   Proceeds from disposals of capital assets                                                   1            4
                                                                                         ------------ -------------
   Cash outflow from investing activities                                                    (82)         (12)

Cash Position*
   Decrease in cash and cash equivalents                                                     (47)         (24)
   Cash and cash equivalents at beginning of period                                          110          116

                                                                                         ------------ -------------
   Cash and cash equivalents at end of period                                                $63          $92
                                                                                         ============ =============

* Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months



                                                                13

SEGMENT INFORMATION

Unaudited                                                                                      Three months
US$ millions except volume                                                                     to 31st March
                                                                                             2003          2002
--------------------------------------------------- -------------- --------------------- ------------ -------------

Volume (teu 000s)
   TransAtlantic                                                                             270          222
   Australasia                                                                                74           77
   Latin America                                                                              53           33
   Asia                                                                                      109           95
   Other                                                                                       8            9
                                                                                         ------------ -------------
                                                                                             514          436
                                                                                         ============ =============

Revenue
   TransAtlantic                                                                             345          288
   Australasia                                                                               117          120
   Latin America                                                                              64           50
   Asia                                                                                      138          103
   Other                                                                                      22           17
                                                                                         ------------ -------------
                                                                                             686          578
                                                                                         ============ =============

Expenses
   TransAtlantic                                                                             341          280
   Australasia                                                                               111          123
   Latin America                                                                              64           44
   Asia                                                                                      151          122
   Other                                                                                      21           15
                                                                                         ------------ -------------
                                                                                             688          584
                                                                                         ============ =============

Operating income/(loss)(1)
   TransAtlantic                                                                               4            8
   Australasia                                                                                 6           (3)
   Latin America                                                                               -            6
   Asia                                                                                      (13)         (19)
   Other                                                                                       1            2

                                                                                         ------------ -------------
                                                                                              (2)          (6)
                                                                                         ============ =============

(1) Before exceptional items (note 2)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions

1. BASIS OF PRESENTATION

These consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the 2002 annual consolidated financial statements. The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality.

2. EXCEPTIONAL ITEMS

The exceptional charge of $10 million arises from organizational restructuring in Europe and mainly comprises consolidation of the UK management activities of Canada Maritime, Cast and Contship resulting in the closure of certain UK offices. This restructuring will be completed by the end of 2003. The charges include staff related costs of $7 million and expenses relating to redundant office leases of $3 million.

3. LOSS PER SHARE

Net loss per share has been computed by dividing net loss by the weighted average number of common shares outstanding. The effect of potential common stock options and non-vested restricted shares is antidilutive. Accordingly, no diluted net loss per share has been calculated.

4. STOCK-BASED COMPENSATION

In March 2003, the company granted senior employees 1,566,833 stock options and 1,047,079 restricted shares vesting on 1st December 2005. Vesting of one-third of the restricted shares and all of the stock options is contingent on the achievement by the company of certain financial performance targets/criteria.

The company has elected not to recognize stock option compensation as an expense but to disclose the effect based on fair value spread over the period to vesting. The company has used the Black-Scholes option pricing model to assess the fair value of the 1,566,833 options granted to employees and directors during the three months ended 31st March 2003 (none in the three months ended 31st March 2002) with the following assumptions:

             1.       Dividend yield             2.            1.4%
             3.       Volatility                 4.           30.0%
             5.       Risk-free interest rate    6.            4.5%
             7.       Expected life (years)      8.            5

There would be no material impact on reported net income and earnings per common share for the three months ended 31st March 2003 and 2002, as a result of stock options granted. Stock options granted prior to 1st January 2002 are omitted from the fair value assessment.

The company has recognized compensation expense of $1 million for the quarter ended 31st March 2003 relating to restricted share awards mainly from the stock awards granted in October 2001 which vest in October 2004.

5. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

(a) CONSOLIDATED STATEMENTS OF INCOME AND SHAREHOLDERS' EQUITY

The following is a reconciliation of net loss under Canadian GAAP to net loss under US GAAP:


Unaudited                                                                                     Three months
US$ millions except earnings per share                                                       to 31st March
                                                                                            2003        2002
-------------------------------------------------------------------------------------- ------------- -------------

Net loss - Canadian GAAP                                                                     (21)         (11)
US GAAP adjustments
  Derivative financial instruments                                                             1            -
  Interest rate swaps                                                                          1            -
  Unrealized gain on foreign exchange contracts                                                7            4
  Unrealized gain on fuel contracts                                                            1            -
  Acquisition-related costs                                                                    -           (1)
  Capitalised interest                                                                         1            1
  Restructuring costs                                                                          5            -
  Tax effect of US GAAP adjustments                                                            -            -
                                                                                       ------------- -------------

Net loss - US GAAP                                                                            (5)          (7)

Other comprehensive income
  Foreign currency translation adjustments                                                     3            -
                                                                                       ------------- -------------

Comprehensive loss - US GAAP                                                                 $(2)         $(7)
                                                                                       ============= =============

Loss per common share - basic and diluted ($ per share)
Canadian GAAP                                                                             $(0.23)       $(0.14)
US GAAP                                                                                   $(0.06)       $(0.09)

Average number of common shares outstanding (millions)
Canadian GAAP                                                                               89.8          80.0
US GAAP                                                                                     89.6          80.0

5. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(a)  CONSOLIDATED STATEMENTS OF INCOME AND SHAREHOLDERS' EQUITY (CONTINUED)

Reconciliation of equity under Canadian GAAP to equity under US GAAP:

Unaudited                                                                     31st March           31st December
US$ millions                                                                     2003                  2002
------------------------------------------------------------------------ ---------------------- --------------------

Equity - Canadian GAAP                                                          1,204                  1,225
US GAAP adjustments
  Derivative financial instruments                                                 (1)                    (2)
  Interest rate swaps                                                               5                      4
  Unrealized gain on foreign exchange contracts                                     7                      -
  Unrealized gain on fuel contracts                                                 1                      -
  Acquisition-related costs                                                       (44)                   (44)
  Pension costs                                                                    (1)                    (1)
  Ships and ship leases                                                           (23)                   (23)
  Capitalised interest                                                              6                      5
  Restructuring costs                                                               5                      -
  Treasury stock - Rabbi Trust                                                     (4)                     -
  Tax effect of US GAAP adjustments                                                 -                      -
                                                                         ---------------------- --------------------

Equity - US GAAP                                                               $1,155                 $1,164
                                                                         ====================== ====================

(b)  FOREIGN CURRENCY AND FUEL PRICE HEDGING

Under Canadian GAAP, gains and losses on foreign exchange hedge contracts and fuel price hedge contracts are recognized in income in the period that the hedged exposure is recognised in income, which is the same period in which the instrument is settled. Under US GAAP, CP Ships does not meet all the criteria for hedge accounting and therefore outstanding hedges have been marked-to-market through earnings.

(c)  Restructuring costs

There are differences between Canadian and US GAAP as to the timing and recognition of certain liabilities associated with the accounting for costs associated with an exit activity. US GAAP requires that all costs associated with an exit activity should be recognised when liabilities are actually incurred, whereas under Canadian GAAP, prior to 31st March 2003, certain costs can be recognised when it has been decided to execute an exit plan resulting in the incurrence of costs that have no future economic benefit (see note 2).

5. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES (Continued)

(d)  TREASURY STOCK - RABBI TRUST

The US employee deferred compensation plan assets held in a Rabbi Trust are not consolidated under Canadian GAAP in the financial statements. However, in accordance with US GAAP, assets held in a Rabbi Trust are included in the financial statements of the employer, with a corresponding amount recorded as a deferred compensation obligation. Employer stock held by the Rabbi Trust is classified as treasury stock and excluded from the average number of common shares outstanding. The deferred compensation obligation is adjusted each period with a corresponding charge (or credit) to compensation expense to reflect the fair value of the amount owed to the employees.

(e)  RECENT US ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" ("SFAS 145"), became effective on 1st January 2003. This Statement makes changes and technical corrections to several other standards that do not affect CP Ships. It also rescinds Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses from Extinguishment of Debt" to require that extinguishment of debt is no longer automatically eligible to be classified as an extraordinary item and must be retroactively restated into ordinary net income unless the loss qualifies as extraordinary under the normal tests. CP Ships has reclassified the loss of $25 million on extinguishment of debt in the year ended 31st December 2002 as required by the standard.

In July 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This standard requires that liabilities for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of a commitment to an exit or disposal plan. The statement is effective for fiscal years beginning after 31st December 2002. CP Ships has adopted SFAS 146 during the first quarter ended 31st March 2003.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to add two new transitional approaches when changing from the Accounting Principles Board ("APB") Opinion No. 25, " Accounting for Stock Issued to Employees" intrinsic value method of accounting for stock-based employee compensation to the SFAS No. 123 fair value method. In addition, SFAS 148 amends APB Opinion No. 28, "Interim Financial Reporting" to call for disclosure of SFAS No. 123 pro forma information on a quarterly basis. CP Ships has elected to adopt the disclosure only provisions of SFAS No. 148 and will continue to follow APB Opinion No. 25 and related interpretations in accounting for the stock options granted to its directors and employees. Accordingly, director and employee compensation expense is recognised only for those options whose price is less than fair market value at the measurement date.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that at the time a company issues a guarantee, the company must recognise an initial liability for the fair value, or market value, of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after 31st December 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after 15th December 2002. To date, CP Ships has not entered any guarantees of the indebtedness of others and accordingly, adoption of this standard does not have a material impact on the financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 is effective for variable interest entities created after 31st January 2003 and to any variable interest entities in which the company obtains an interest after that date. FIN 46 is effective for the quarter ending 30th September 2003 for variable interest entities in which the variable interest was acquired before 1st February 2003. CP Ships does not have any variable interest entities and accordingly, adoption of this standard will not have a material impact on the financial position, results of operations or cash flows.